Joshua A. Kaufman	Via EDGAR
+1 212 479 6495
josh.kaufman@cooley.com

March 29, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:           Chris Edwards

Re:	Addex Therapeutics Ltd Post Effective Amendment No. 1 to Form F-1

Filed April 27, 2020

File No. 333-235554

Ladies and Gentlemen:

On behalf of Addex Therapeutics Ltd (the “Company”), we are providing this letter in response to your letter (the “Letter”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”), dated February 1, 2022, with respect to the Company’s Post-Effective Amendment No.1 to the Registration Statement on Form F-1, filed on April 27, 2020 (the “Registration Statement”).

Set forth below is the Company’s response to the Letter. We have incorporated the contents of the Letter into this response letter in italics for your convenience.

1.	It has been more than nine months since you filed this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

•	Amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or

•	File a request for withdrawal.

Response: The Company respectfully advises the Staff that it has complied with the Staff’s comment and has filed Post-Effective No. 2 to the Registration Statement in order to remove from registration any securities which remain unsold at the termination of the offering.

*      *      *

Please contact me at (212) 479 6495 with any questions or further comments regarding our response to the Staff’s Comment.

Cooley LLP 55 Hudson Yards New York, NY 10001

t: (212) 479-6000 f: (212) 479-6275 cooley.com

United States Securities and Exchange Commission

March 29, 2022

Page Two

Sincerely,

/s/ Joshua A. Kaufman

Joshua A. Kaufman

cc:          Timothy Dyer, Addex Therapeutics Ltd

       Marc Recht, Cooley LLP

Cooley LLP 55 Hudson Yards New York, NY 10001

t: (212) 479-6000 f: (212) 479-6275 cooley.com